JG 2/19/16

16003034

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oxford Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street, 11th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Hausman 212-920-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Keith C. Hausman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oxford Capital, LLC, as of February 11th, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

KHEMRAJ A RAMNARINE
Notary Public - State of New York
NO. 01RA6321226
Qualified in Bronx County
My Commission Expires Mar 16, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OXFORD CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Oxford Capital, LLC:

We have audited the accompanying statement of financial condition of Oxford Capital, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Oxford Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1(Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Oxford Capital, LLC's financial statements. The Supplemental Information is the responsibility of Oxford Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS:		
Cash	$	14,502
Accounts receivable	$	1,933
Prepaid expense		1,542
TOTAL ASSETS	$	17,977

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	4,553
TOTAL LIABILITIES		4,553
MEMBERS' EQUITY		13,424
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,977

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Consulting income	$	16,625
Expense reimbursement	$	11,988
Total revenues		28,613
OPERATING EXPENSES:		
Rent		13,936
Professional fees		36,776
Commission expense		5,465
Regulatory expenses		5,466
General and administrative		72
Total expenses		61,715
NET LOSS	$	(33,102)

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY, JANUARY 1	$	8,589
Net loss		(33,102)
Member contributions		37,937
MEMBERS' EQUITY, DECEMBER 31	$	13,424

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$	(33,102)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in accounts receivable		(1,933)
Decrease in prepaid expense		358
Increase in accounts payable		403
Net cash used in operating activities		(34,274)
FINANCING ACTIVITES:		
Members contributions		37,937
Net cash provided by financing activities		37,937
NET INCREASE IN CASH		3,663
CASH AT BEGINNING OF YEAR		10,839
CASH AT END OF YEAR	$	14,502

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Oxford Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded under the laws of the State of Delaware. The Company provides planning, structuring, marketing, capital- raising and other advisory services. It operates out of one office in New York City, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's policy is to record fees as they are earned based on the services provided or the closing of certain securities transactions. For revenues related to certain securities transactions, the revenue cycle may extend beyond one year.

Income Taxes

The Company is a limited liability company and as such, is required to file a partnership tax return. As a result no federal, state or local income taxes are provided as they are the responsibility of the partners.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years 2013, 2014 and 2015 remain subject to examination by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at one financial institution. As of December 31, 2015, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and accounts payable, approximate their fair values due to their short maturities.

Management Review Management Review

The Company has evaluated subsequent events through February 11, 2016, the date the financial statements were issued. Management has determined that there are no material subsequent events requiring adjustment or disclosure to the financial statements.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with an affiliated company, Oxford Advisors, LLC under which it is charged for its allocable share of office and other expenses. This expense amounted to $12,937 for the year ended December 31, 2015, which was contributed as capital by one of the owners of the company.

4. COMMITMENTS AND CONTINGENCIES

In November 2015, the Company entered into an office lease agreement. Under the terms of the agreement the lease continues unless a 60 day notice is provided by either party.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $9,949 which was $4,949 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 45.78.

OXFORD CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 13,424
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	1,933
Prepaid expense	1,542
NET CAPITAL	$ 9,949
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 4,553
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,949
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 3,949
Percentage of aggregate indebtedness to net capital	45.78

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as reported by Oxford Capital, LLC on January 13, 2016 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

December 31, 2015

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Oxford Capital, LLC:

We have reviewed management's statements, included in the accompanying Oxford Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Oxford Capital

Keith C. Hausman
President & CEO

48 Wall Street, Suite 1100
New York, NY 10005
212.920.4414
khausman@oxfordcapital.net

February 11, 2016

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2015

Oxford Capital, LLC (the "Company") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Very truly yours,

OXFORD CAPITAL, LLC

Keith C. Hausman
President & CEO